

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

September 29, 2009

Lon Gorman
Chief Executive Officer
NYFIX, Inc.
100 Wall Street
26th Floor
New York, NY 10005

> **Re: NYFIX, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 10, 2009**
> **File No. 001-02292**

Dear Mr. Gorman:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel